SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J./M.F. (Corporate Tax Registration) no. 06.164.253/0001-87
N.I.R.E. (Companies Registrar) no. 35.300.314.441

MINUTES OF THE ORDINARY GENERAL MEETING
HELD ON APRIL 11, 2005

Date, Time and Place of Meeting: April 11, 2005, at 08:00 a.m., in the city of São Paulo, State of São Paulo, at Rua Joaquim Floriano 100, ground floor (auditorium). Attendance: those stockholders that were present, as per signatures in the Book of Attendance. Presiding Board: Chairman: Mr. Constantino de Oliveira Jr., Secretary: Mr. Henrique Constantino. Call: Call for Meeting published in the editions of the 24th, 25th and 29th of March 2005 in the Gazeta Mercantil newspaper, and of the 24th, 25th and 29th of March 2005 in the Diário Oficial (Official Gazette) of the State of São Paulo. Agenda: (a) to examine, discuss and vote on the financial statements for the period ended on 12.31.2004; (b) to resolve on the use of the net income of the period and the distribution of dividends; and (c) to elect the Directors, determining their respective remuneration. Resolutions taken: After the necessary clarifications: (a) the financial statements for the period ended on 12.31.2004, published in the 3.8.2005 edition of the Diário Oficial (Official Gazette) of the State of São Paulo and in the Gazeta Mercantil newspaper, were approved by unanimous vote; (b) the proposal for distributing dividends in the amount of sixty million, six hundred and seventy six thousand and ninety-eight reals (R$ 60,676,098.00), as submitted by the Company’s Board of Directors in its 3.4.2005 meeting, was approved by unanimous vote; this represents thirty-two cents of one real (R$0.32) per share. Said dividends are hereby declared and the Company’s stock shall therefore be traded ex-dividends as of 4.12.2005. The declared dividends shall be paid on 4.20.2005. The portion of the period’s net of income that is not distributed in the form of dividends shall become the period’s profit reserve; (c) pursuant to article 13, paragraph 2 of the Bylaws, the election of eight (8) members of the Board of Directors was held, reelection having been approved by unanimous vote, with no change in remuneration, for a new unified term of office of one (1) year, of all its members, namely, Messrs.: (i) CONSTANTINO DE OLIVEIRA, a Brazilian citizen, married, businessman, bearer of identity card RG nº 106.147 SSP/MG and individual taxpayer’s register CPF nº 004.694.756 -68, resident at Avenida Dom Jaime Barros Câmara, nº 300, casa 02, bairro Planalto, in the city of São Bernardo do Campo, State of São Paulo, for the position of Chairman of the Board of Directors; (ii) HENRIQUE CONSTANTINO, a Brazilian citizen, married, businessman, bearer of identity card R.G. nº 1.022.856 SEP-DF and individual taxpayer’s register CPF nº 443.609.911 -34, resident and domiciled at Av. Dom Jaime Barros Câmara, 300, casa 01, Bairro Planalto, CEP 09895-400, in the city of São Bernardo do Campo, State of São Paulo; (iii) RICARDO CONSTANTINO, a Brazilian citizen, married, businessman, bearer of identity card R.G. nº 671.071 SEP/DF and individual taxpayer’s register CPF nº 546.988.806 -10, resident and domiciled at Av. Dom Jaime Barros Câmara, 300, casa 01, Bairro Planalto, CEP 09895-400, in the city of São Bernardo do Campo, State of São Paulo; (iv) JOAQUIM CONSTANTINO NETO, a Brazilian citizen, married, businessman, bearer of identity card R.G. nº 17.365.750/SSP -SP and individual taxpayer’s register CPF nº 084.864.028 -40, resident and domiciled at Rua Funchal, nº 551, 10º andar, Vila Olímpia, in the city of São Paulo, State of São Paulo, CEP 04551-060; (v) CONSTANTINO DE OLIVEIRA JÚNIOR, a Brazilian citizen, married, businessman, bearer of identity card R.G. nº 929.100 SEP/DF and individual taxpayer’s register CPF nº 417.942.901 -25, resident and domiciled at Av. Dom Jaime Barros Câmara, nº 300, casa 1, in the city of São Bernardo do Campo, State of São Paulo, CEP 09895-40; (vi) ÁLVARO ANTONIO CARDOSO DE SOUZA, a Portuguese citizen, married, economist, bearer of foreigner’s identity card R.N.E W401.505 -E and individual taxpayer’s register CPF nº 249.630.118 -91, resident and domiciled in the city of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek 1726, cj. 71, 7º andar, CEP 04543-000; (vii) ANTÔNIO KANDIR, a Brazilian citizen, divorced, engineer, bearer of identity card R.G. no. 4.866.700 -6 SSP/SP and individual taxpayer’s register CPF no. 146.229.631 -91, resident and domiciled in the city of São Paulo, State of São Paulo, at Rua Antonio José de Almeida, no. 135, Granja Julieta, CEP 04720-060; and (viii) LUIZ KAUFMANN, a Brazilian citizen, engineer, married, bearer of identity card R.G. no. 7.162.266 -SSP/SP and individual taxpayer’s register CPF no. 362.006.990 -72, resident and domiciled in the city of São Paulo, State of São Paulo, at Rua Funchal, 263, cj. 44, Vila Olímpia, CEP 04551-904. Minutes and Publications: The stockholders attending the meeting authorized the drawing up of these minutes in summary form, pursuant to article 130 of Law no. 6.404/76, as amended. Notice to Stockholders (art. 289, par. 3.): Henceforth, the company’s publications will be made in Valor Econômico, a newspaper of wide circulation, as well as in the Diário Oficial (Official Gazette) of the State of São Paulo. Approval and Signing of the Minutes: There being nothing more to be discussed, the Chairman clarified that regarding the resolutions made, the company’s Audit Committee had not been heard, as it was not installed during the period, and closed the proceedings, these minutes having been drawn up and, once read and approved, signed by the Chairman, Mr. Constantino de Oliveira Jr., and by the Secretary, Mr. Henrique Constantino.

I certify that this is a true copy of the Minutes drawn up in the company’s records.

São Paulo, April 11, 2005.

____________________________________ Constantino de Oliveira Júnior	____________________________________ Henrique Constantino
Chairman	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 13, 2005

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.